UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12B 25
                                                           SEC FILE
NUMBER

                         NOTIFICATION OF LATE FILING
                                                            CUSIP NUMBER
                                                             297591 10 9


(Check One):    ( ) Form 10 K  ( ) Form 20 F  ( ) Form 11 K
                (X) Form 10 Q  ( ) Form N SAR

   For Period Ended: SEPTEMBER 30, 2000
   ( )    Transition Report on Form 10 K
   ( )    Transition Report on Form 20 F
   ( )    Transition Report on Form 11 K
   ( )    Transition Report on Form 10 Q
   ( )    Transition Report on Form N SAR
   For the Transition Period Ended:



Read Instruction (on back page) Before Preparing Form.  Please Print or
Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I   REGISTRANT INFORMATION

ESYNCH CORPORATION
Full Name of Registrant:

INNOVUS CORPORATION
Former Name if Applicable:

15502 MOSHER AVE
Address of Principal Executive Office (Street and Number):

TUSTIN, CA 92780
City, State and Zip Code:


PART II   RULES 12B 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check box if appropriate)

[X]  (a)      The reasons described in reasonable detail in Part III of
              this form could not be eliminated without unreasonable
effort
              or expense;

[X]  (b)      The subject annual report, semi annual report, transition
              report on Form 10 K, Form 20 F, Form 11 K or Form N SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
              quarterly report or transition report on Form 10 Q, or
portion
              thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)      The accountant's statement or other exhibit required by
	        Rule 12b 25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10 K, 20 F, 11 K,
10
Q, N SAR, or the transition report or portion thereof, could not be filed
within the prescribed time period.     (Attach Extra Sheets if Need)
                                                               SEC 1344
(6/94)

ESYNCH CORPORATION (THE "COMPANY") IS UNABLE TO TIMELY FILE ITS FORM 10-
QSB FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000, BECAUSE MANAGEMENT WAS UNABLE TO COMPLETE THE ACCOUNTING FOR THE QUARTER BY THE DEADLINE. THE COMPANY INTENDS TO FILE ITS REPORT ON FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER
30, 2000 PROMPTLY AFTER THE ACCOUNTING FOR THE QUARTER IS COMPLETED.

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


        THOMAS C. HEMINGWAY                   714         258-1900
            (Name)                        (Area Code) (Telephone Number)



 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
(X)Yes ( )No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?

        If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
(X)Yes ( )No




                            ESYNCH CORPORATION
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: NOVEMBER 15, 2000       By /S/ THOMAS HEMINGWAY
                                 --------------------------------
                                 THOMAS HEMINGWAY, CHIEF EXECUTIVE
OFFICER


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                        ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations


(See 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b 25 (17 CFR 240.12b 25 ) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities
and
      Exchange Commission, Washington, D.C. 20549, in accordance with
Rule 0
      3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b 25 but need not restate information that has been correctly furnished.
The
      form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties.
      Files unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S T (Section232.201 or Section232.202
of
      this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S T (Section232.13(b) of this charter).



                               ATTACHMENT
        STATEMENT OF SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS

The following information is current at the time of the filing of this Form NT 10-Q and is subject to change and correction upon final filing of Form 10-QSB for the period ended September 30, 2000.

During the quarter and nine months ended September 30, 2000, net sales were approximately $190,000 and $730,000, compared to $255,668 and $917,400 for the comparable periods of the prior year. The sales amounts for the nine month period of 1999 included sales for SoftKat in the amount of $477,011. The decrease in sales is attributable to the refocusing of the Company's business from software product sales to video streaming and production services.

The costs of products sold in the quarter and nine months ended September 30, 2000 were approximately $50,000 and $100,000, compared to $91,521 and $459,944 for the comparable periods of the prior year. The decrease is attributable to the discontinuance of SoftKat sales and the refocusing of the Kissco business from hard goods to electronic distribution.

Operating losses for the quarter and nine months ended September 30, 2000 were approximately $3,250,000 and $6,360,000 compared to operating losses of $2,025,856 and $6,620,658 for the comparable periods of the prior year. The decline in operating results for the third quarter, 2000, reflects the refocusing of eSynch into the video streaming and production services business along with increased interest expense and stock based compensation which was offset to some extent by a decrease in stock issued for services.

The Company incurred net interest expense of approximately $260,000 and $270,000 during the quarter and nine months ended September 30, 2000, compared to $15,210 and $60,839 for the comparable periods of the prior year. The increase was primarily attributable to the Series L Convertible Preferred offering completed in September, 2000.

The Company incurred stock based compensation expense of approximately $1,110,000 and $1,380,000 during the quarter and nine months ended September 30, 2000, compared to $204,000 and $2,021,347 for the comparable periods of the prior year.

The Company incurred stock issued for services expense of approximately $280,000 and $420,000 during the quarter and nine months ended September 30, 2000, compared to $308,238 and $1,622,164 for the comparable periods of the prior year.

The Company estimates that during the quarter it was using approximately $325,000 more cash each month than was generated by operations.